Berenson
&company

BERENSON & COMPANY
667 MADISON AVENUE
NEW YORK, NEW YORK 10021
T. 212 935 7676 F. 212 935 1499

June 28, 2004

B2B Solutions, Inc.
201 North Center Drive
New Brunswick, NJ 08902

Attention: Mr. Dinesh Mittal
Chief Executive Officer

1. This letter (the "Agreement") will confirm our understanding that Berenson & Company, LLC ("Berenson") has been engaged as exclusive financial advisor to B2B Solutions, Inc. ("B2B" or the "Company") in connection with any proposed Sale Transaction involving PublicCo. As used in this Agreement, the term "Sale Transaction" shall mean any acquisition, merger, consolidation, reorganization or other business combination pursuant to which a significant interest in the stock, assets or the business of the Company is acquired by or combined with PublicCo. In this capacity, Berenson will provide such financial advisory services as the Company and Berenson may mutually agree during the term of this engagement.

   Among the services Berenson is expected to provide, if requested and reasonable, are assisting the Company in:

   A) Exploring, in a mutually-agreed upon manner, a Sale Transaction or other strategic alternative. Such exploration would include contacting and pursuing discussions with certain third parties. Berenson would, if requested, also develop written materials to be provided to such parties;

   B) Assisting the Company in structuring, negotiating and effecting a Sale Transaction or other strategic alternative which the Company elects to pursue; and,

   C) Providing other services which might arise in the context of our engagement with the Company and which would be mutually agreed upon.

2. The Company agrees to pay Berenson as compensation for its services the following fees

   A) If, during the term of this engagement (or within 12 months thereafter), the Company consummates a Sale Transaction, a fee of $1,400,000; *provided that* up to $150,000 of such fee can be paid in shares of common stock of any successor to the Company (the "Shares") in a Sale Transaction, so long as such shares are publicly traded on an established national securities exchange in the United States of America. The Shares shall be issued to Berenson upon the closing of the Sale Transaction at a price per share equal to the average closing price per share over the 30 trading days on the principal exchange in which the

Shares are traded prior to the earlier of the announcement of such Sale Transaction or the signing of a Term Sheet outlining such Sale Transaction.

B) If, during the term of this engagement (or within 12 months thereafter), a transaction other than a Sale Transaction is consummated by the Company (e.g. an equity investment, acquisition, merger, consolidation, recapitalization, joint venture or otherwise) with a third party (or parties), the Company shall offer to engage Berenson as its exclusive financial advisor and pay Berenson a fee to be negotiated among the parties hereto, which fee shall be usual and customary for major U.S. investment banking firms in transactions of similar size and nature.

Any fees payable in cash pursuant to this paragraph 2 will be paid via wire transfer upon the consummation of a Sale Transaction or alternate transaction to an account designated by Berenson.

3. Whether or not a Sale Transaction is consummated, in addition to any fees payable to Berenson hereunder, the Company shall, upon request from time to time, reimburse Berenson for its reasonable travel and other out-of-pocket expenses in connection with this engagement (including all fees and disbursements, if any, of counsel).

4. The Company recognizes and confirms that, in advising the Company and performing its engagement hereunder, Berenson will be using and relying on data, material and other information ("Information") furnished to Berenson by the Company or that is publicly available and that Berenson may assume and rely upon the accuracy and completeness of the Information so furnished without independent verification. Berenson has not assumed any responsibility for independent verification of such Information or any independent valuation or appraisal of any assets of the Company.

5. The Company acknowledges and agrees that Berenson has been retained to act solely as financial advisor to the Company. In such capacity, Berenson shall act as an independent contractor and any duties of Berenson arising out of its engagement pursuant to this Agreement shall be owed solely to the Company.

6. As Berenson will be acting on behalf of the Company in connection with its engagement hereunder, the Company and Berenson acknowledge that they have entered into a separate indemnification agreement, dated the date hereof, providing for, among other things, the indemnification by the Company of Berenson and certain related entities. Such indemnification agreement is an integral part of this Agreement and will apply fully to Berenson's activities pursuant to its engagement.

7. The Company agrees that it will not disclose any advice rendered by Berenson hereunder to others (except to the Company's professional advisors and except as required by law or as necessary for the defense of any proceeding) or summarize or refer to such advice without in each case Berenson's prior written consent. In the event disclosure of Berenson's advice is required by law or as necessary for the defense of any proceeding, then, notwithstanding the foregoing, the Company may disclose such advice so long as the Company shall, prior to such disclosure, afford Berenson the opportunity to review in advance the portion of such disclosure which mentions Berenson or its advice and to approve the form thereof, such approval not to be unreasonably withheld.

8. The Company acknowledges that Berenson may, at its option and expense, place an announcement in such newspapers and periodicals as it may choose, stating that Berenson has acted as the exclusive financial advisor to the Company in connection with any Sale Transaction.

9. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that state.

10. No waiver, amendment or other modification of this Agreement shall be effective unless in writing and signed by each party to be bound thereby.

11. Each of the Company and Berenson irrevocably and unconditionally submits to the exclusive jurisdiction and venue of any State or Federal court sitting in New York City over any action, suit or proceeding arising out of or relating to this Agreement. Each of the Company and Berenson irrevocably and unconditionally waives any objection to the laying of venue of any such action brought in any such court and any claim that any such action has been brought in an inconvenient forum. Each of Berenson and the Company (on its own behalf and, to the extent permitted by law, on behalf of its shareholders and affiliates) waives any right to trial by jury in any action, claim, suit or proceeding (whether based upon contract, tort or otherwise) related to or arising out of the engagement of Berenson pursuant to, or the performance by Berenson of the services contemplated by, this Agreement.

12. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same Agreement and each of which shall be deemed an original.

13. B2B hereby acknowledges that on or about the date hereof, Berenson has entered into an Engagement Letter with Rosehill Enterprises Ltd. ("Rosehill") which provides, among other things, for Rosehill's acquisition of outstanding shares in B2B from certain of B2B's shareholders.

14. Berenson's engagement hereunder will be for a minimum of one year from the date of this letter and can be terminated thereafter by either Berenson or the Company. Upon any termination of this Agreement, Berenson will be entitled to prompt payment of all fees accrued and not paid prior to such termination and reimbursement of all out-of-pocket expenses as described above. Notwithstanding any termination of this Agreement by the Company, if a transaction as contemplated in paragraph 2 of this Agreement is consummated or a letter of intent or agreement relating to such transaction is entered during the term of the Agreement or into within twelve (12) months of the date of such termination, Berenson will be entitled to the fees set forth in paragraph 2 as if its engagement hereunder had not been so terminated, payable upon consummation (and on such closing date) of such transaction, regardless of when such transaction subsequently closes. Notwithstanding any expiration or termination, the provisions of paragraphs 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13 and 14 will survive such termination.

15. We are pleased to accept this engagement and look forward to working with you. Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed duplicate of this letter, which shall thereupon constitute a binding agreement.

Very truly yours,

BERENSON & COMPANY, LLC

By: ______________________
Name:
Title:

Accepted and Agreed as of the date hereof:

B2B SOLUTIONS, INC.

By: ______________________
[Name]
[Title]

ADDENDUM A.1
January 21, 2005

1. This Addendum A.1 (the "Addendum") is part of and is incorporated into that certain letter agreement (the "Agreement"), dated June 28, 2004 by and between B2B Solutions, Inc. ("B2B" or the "Company"), and Berenson & Company, LLC ("Berenson").

2. This Addendum confirms our understanding that the Company agrees to pay Berenson as part of the compensation for its services, in addition to the fees set forth in the Agreement, the following fee:

   If, during the term of this engagement (or within 12 months thereafter), the Company receives any break-up, termination or similar fees ("Break-Up Fee") relating to a Sale Transaction, Berenson shall be entitled to a fee equal to one third (1/3) of all such Break-Up Fees actually received by the Company.

   Any fees pursuant to this Paragraph 2 of the Addendum shall be paid to Berenson in cash immediately following receipt of a Break-Up Fee by the Company via wire transfer to an account designated by Berenson and shall be credited against any fees owed to Berenson pursuant to Paragraph 2 of the Agreement.

3. This Addendum also confirms our understanding that Paragraph 13 of the Agreement shall be replaced by the following:

   13. B2B hereby acknowledges that on or about August 12, 2004, Berenson has entered into an Engagement Letter with Andrew H. Ball ("Andrew") which provides, among other things, for Andrew's acquisition of outstanding shares in B2B from certain of B2B's shareholders.

DL
1/21/05

4. By signing below B2B and Berenson confirm that the foregoing is in accordance with their understanding and that this Addendum, in combination with the Agreement to which it is appended, shall serve as a binding agreement.

Very truly yours,

BERENSON & COMPANY, LLC

By: ______________________
Mark Francis
Managing Director

Accepted and Agreed as of the date hereof:

B2B Solutions, Inc.

By: ______________________
Name:
Title: President & CEO